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                                                                      EXHIBIT 99


                                                    MONDAY, MAY 17, 1999

GENERAL DYNAMICS TO ACQUIRE GULFSTREAM
IN $5.3 BILLION STOCK DEAL

TRANSACTION WILL BE ACCRETIVE TO EARNINGS AND CASH FLOW

FALLS CHURCH, VA. AND SAVANNAH, GA. - General Dynamics (NYSE: GD) and Gulfstream Aerospace Corporation (NYSE: GAC) announced today that they have entered into a definitive agreement for General Dynamics to acquire Gulfstream Aerospace Corporation in a one-for-one stock swap, valued at $71.44 per Gulfstream share, or approximately $5.3 billion, based on General Dynamics' closing price on May 14, 1999. The transaction, which will be accounted for as a pooling of interests, is expected to be tax-free to Gulfstream shareholders.

      The proposed acquisition, unanimously approved by the boards of directors of both companies, is subject to shareholder and regulatory approval and customary closing conditions. It is expected to be completed in the third quarter of 1999.

       Gulfstream had 1998 revenues of $2.4 billion and earnings of $225.3 million. At the end of the first quarter of 1999, Gulfstream reported fully diluted shares of approximately 74 million. On the same basis, General Dynamics reported approximately 128 million shares. General Dynamics is expected to have approximately 202 million shares outstanding after the acquisition is completed.

       "This transaction will be immediately -- and handsomely -- accretive to earnings and cash flow, and a fine addition to General Dynamics," said Nicholas
D. Chabraja, General Dynamics chairman and chief executive officer. "Gulfstream, our first major commercial acquisition, is squarely within the criteria we established five years ago in our strategy for building shareholder value. Beyond our defense core, that strategy calls for opportunistically pursuing businesses where we can apply our core competencies in development, design and production -- and Gulfstream is a perfect fit. As Gulfstream moves further into computer aided design and manufacturing, our broad expertise in establishing efficient manufacturing environments - plus our heritage in aircraft development and production -- will add significant value.

      "Gulfstream is a superbly run company and it produces the best business jets in the world," Chabraja added. "It has an innovative and effective marketing organization and a team of talented, hardworking employees. Its lean management structure and focus on operating excellence and customer satisfaction make it a strong cultural fit with General Dynamics," Chabraja said. "This transaction will create value for the shareholders of both companies, and creates additional opportunities for Gulfstream employees."

      Theodore J. Forstmann, chairman and chief executive officer of Gulfstream, said, "Running Gulfstream for the past six years has been easily the most rewarding experience of my business

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career. During this period, my partner Sandra Horbach and I, together with the senior management and employees of Gulfstream, have built a company with a solid financial structure, a large backlog, a totally dominant brand in the global marketplace and very significant prospects for further growth. Gulfstream should now be part of a larger enterprise. We have been offered a fair price, and, in General Dynamics, have found a good home for this great American company and its superb employees."

      "Gulfstream Aerospace would become a wholly-owned subsidiary of General Dynamics," said Chabraja, "with no change to its existing management, operations, facilities, or work force. I have asked Ted Forstmann to stay on as chairman of Gulfstream, and I am delighted that he has accepted." W.W. Boisture, Jr., will continue as president and chief operating officer, and Chris A. Davis will continue as executive vice president and chief financial and administrative officer.

      Forstmann Little & Co., which owns approximately 16.5 million Gulfstream shares, or approximately 23 percent of Gulfstream's outstanding shares, has agreed to vote its shares in favor of the transaction. Theodore Forstmann is a senior partner of that company.

      Gulfstream Aerospace is the leading designer, developer, manufacturer and marketer of the world's most technologically advanced business jet aircraft. It has produced more than 1,000 aircraft for customers around the world since 1958. Gulfstream offers a broad range of aircraft products and services to meet the aviation needs of its customers, including the Gulfstream IV-SP, the ultra-long range Gulfstream V, Gulfstream Shares, Gulfstream Financial Services, Gulfstream Lease, Gulfstream Pre-Owned Aircraft Sales, Gulfstream Charter Services, Gulfstream Management Services and Gulfstream ServiceCare.

      Gulfstream ended the first quarter of 1999 with a $4.1 billion backlog of 129 aircraft. The company has 7,800 employees, with operations in six states.

      General Dynamics, headquartered in Falls Church, Virginia, provides sophisticated defense systems to the United States and its allies. Its products include nuclear submarines, surface combatants, auxiliary ships, armored vehicles and other combat systems, and information systems. The company has 29,000 employees and had 1998 sales of $5 billion.

      Bear, Stearns & Co. Inc. is financial advisor to General Dynamics. Merrill Lynch & Co. and Goldman, Sachs & Co. are financial advisors to Gulfstream.

CONTACTS: General Dynamics: Investors - Ray Lewis / 703-876-3195
                            Media - Norine Lyons / 703-876-3190

          Gulfstream Aerospace: Investors - Tricia Bergeron / 912-965-3700
                                Media - Pat Coulter / 912-965-3005

          Forstmann Little: George Sard/Anna Cordasco @ Sard Verbinnen
                            & Co / 212-687-8080

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GENERAL DYNAMICS ANALYST/PRESS MEETING AND CONFERENCE CALL
----------------------------------------------------------

9:30 A.M. MONDAY, MAY 17, 1999

THE EQUITABLE BUILDING

787 SEVENTH AVENUE (51ST STREET) IN THE ALEXANDER ROOM, 49TH FLOOR

DIAL-IN NUMBER: (U.S. AND CANADA) 1-800-852-5279

                 INTERNATIONAL CALLERS: 303-267-1006


A REPLAY OF THE CONFERENCE WILL BE AVAILABLE FROM 11 AM ON MAY 17 UNTIL 5 PM ON MAY 24

U.S. AND CANADA:      1-800-625-5288

INTERNATIONAL CALLERS:    303-804-1855

ASK FOR RESERVATION NUMBER 547462



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